EXHIBIT 99.1




Market price:
VCPA4=R$155.50/'000 shs
ADR VCP =US$ 26.50
December 2, 2003

Shares outstanding:
38,322,699,553

Market capitalization:
R$ 6.0 billion
US$ 2.0 billion


Contacts:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager
Natasha Nakagawa
Andrea Kannebley

Ph: (5511) 3269-4168/4261/4287                  Thomson
Fax: (5511) 3269-4066                           Carlos Lazar
ir@vcp.com.br                                   IR Consultant
www.vcp.com.br                                  Tel.: (11) 3897-6404
                                                carlos.lazar@thomsonir.com.br





[VOTORANTIM/Celulose e Papel Logo]
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                             Dividend Policy Change

Sao Paulo, December 3, 2003 - The Board of Directors of VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today approved a change in VCP's dividend policy. Under the new policy, VCP intends to pay dividends and/or interest on equity based on 60% of "free cash flow". "Free cash flow" is expected to be an amount equal to "EBITDA" minus "changes in working capital", minus "income taxes" and minus "capital expenditures" and will be based upon VCP's financial statements prepared in accordance with the Brazilian corporate law, Brazilian generally accepted accounting principles and the rules and regulations of the Comissao de Valores Mobiliarios, the Brazilian Securities Commission. "EBITDA" means operating profit before financial expenses (income) and before gains (losses) from certain investments accounted for by the equity method, plus depreciation, amortization and depletion; "changes in working capital" means the net cash provided by (or used in) the decrease (increase) of current assets and the increase (decrease) of current liabilities; "income tax" means the income tax and social contribution effectively paid by VCP and "capital expenditures" means the net cash used in capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in VCP's year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law.

The new policy will take effect in 2004 and will apply to any future distribution of dividends and/or interest on equity, as well as to any distribution related to the 2003 fiscal year. It is anticipated that, given the cyclical nature of VCP's pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

The declaration of annual dividends, including dividends in excess of the mandatory distribution, will continue to require approval by the majority of VCP's common stockholders and will continue to depend on many factors, including VCP's results of operations, financial condition, cash requirements, future prospects, VCP's credit ratings, macroeconomic conditions and other factors deemed relevant by VCP's shareholders and board of directors. VCP may change or rescind its dividend policy at any time.